SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE MANHATTAN WEST	FIRM/AFFILIATE OFFICES --------- BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO WASHINGTON, D.C. WILMINGTON --------- BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO
NEW YORK, NY 10001

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com
December 21, 2023
CONFIDENTIAL
VIA EDGAR

Re:	Bowhead Holdings Inc.
Confidential Submission of Draft Registration Statement on Form S-1
Submitted December 21, 2023
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Ladies and Gentlemen:
On behalf of our client, Bowhead Holdings Inc., a Delaware corporation (the “Company”), we are hereby submitting a draft registration statement on Form S-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of shares of the Company’s common stock via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act of 2012. The Company hereby confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.
A public filing of the registration statement will be made on a subsequent date, which in no event will be later than 15 days before the Company commences the road show, or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement.
The Company respectfully advises the staff of the Commission (the “Staff”) that it has omitted certain executive compensation information. The Company undertakes that prior to the Company’s distributing a preliminary prospectus to investors, the registration statement on Form S-1 will include the executive compensation information. Additionally, the Company respectfully advises the Staff that it has omitted its unaudited interim financial statements as of and for the period ended September 30, 2023 and its audited financial statements as of and for the year ended December 31, 2021, as they will not be required at the time of the registration statement’s public filing. The Company undertakes that its audited financial statements as of and for the year ended December 31, 2023 will be included when available in a subsequent submission.

If you have any questions regarding this submission, please contact the undersigned at (212) 735-2573, as counsel to the Company.

Very truly yours,

/s/ Dwight S. Yoo

Dwight S. Yoo

cc:	Stephen J. Sills, Chief Executive Officer, Bowhead Holdings Inc.
Brad Mulcahey, Chief Financial Officer, Bowhead Holdings Inc.
H. Matthew Crusey, General Counsel, Bowhead Holdings Inc.
Marc D. Jaffe, Latham & Watkins LLP
Erika L. Weinberg, Latham & Watkins LLP
Gary D. Boss, Latham & Watkins LLP
Todd E. Freed, Skadden, Arps, Slate, Meagher & Flom LLP